Exhibit 99.1
          The following disclosures are provided pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Act”) made law in July 2010, which requires certain disclosures by companies required to file periodic reports under the Securities Exchange Act of 1934, as amended, that operate mines regulated under the Federal Mine Safety and Health Act of 1977 (the “Mine Act”). Under the Act, the Securities and Exchange Commission (the “SEC”) is authorized to issue rules and regulations to carry out the purposes of these provisions, but final rules have not yet been issued as of the date of the Annual Report on Form 10-K. While we believe the following disclosures meet the requirements of the Act, it is possible that any rule-making by the SEC will require disclosures to be presented in a form that differs from this presentation. The disclosures reflect our U.S. mining operations only as the requirements of the Act do not apply to our mines operated outside the U.S.
          Mine Safety Information. Whenever the Federal Mine Safety and Health Administration (“MSHA”) believes a violation of the Mine Act, any health or safety standard or any regulation has occurred, it may issue a citation which describes the alleged violation and fixes a time within which the U.S. mining operator (e.g. our subsidiary, Newmont USA Limited) must abate the alleged violation. In some situations, such as when MSHA believes that conditions pose a hazard to miners, MSHA may issue an order removing miners from the area of the mine affected by the condition until the alleged hazards are corrected. When MSHA issues a citation or order, it generally proposes a civil penalty, or fine, as a result of the alleged violation, that the operator is ordered to pay. Citations and orders can be contested and appealed, and as part of that process, are often reduced in severity and amount, and are sometimes dismissed. The number of citations, orders and proposed assessments vary depending on the size and type (underground or surface) of the mine as well as by the MSHA inspector(s) assigned.
          The following table reflects citations and orders issued to us by MSHA during the year ended December 31, 2010 and pending legal actions before the Federal Mine Safety and Health Review Commission (the “Commission”) as of December 31, 2010. The proposed assessments for the year ended December 31, 2010 were taken from the MSHA data retrieval system as of February 14, 2011.
          Additional information about the Act and MSHA references used in the table follows.
•	Section 104 Citations: Citations received from MSHA under section 104 of the Mine Act, which includes citations for health or safety standards that could significantly and substantially contribute to a serious injury if left unabated.

•	Section 104(b) Orders: Orders issued by MSHA under section 104(b) of the Mine Act, which represents a failure to abate a citation under section 104(a) within the period of time prescribed by MSHA. This results in an order of immediate withdrawal from the area of the mine affected by the condition until MSHA determines that the violation has been abated.

•	Section 104(d) Citations and Orders: Citations and orders issued by MSHA under section 104(d) of the Mine Act for unwarrantable failure to comply with mandatory health or safety standards.

•	Section 110(b)(2) Violations: Flagrant violations issued by MSHA under section 110(b)(2) of the Mine Act.

•	Section 107(a) Orders: Orders issued by MSHA under section 107(a) of the Mine Act for situations in which MSHA determined an “imminent danger” (as defined by MSHA) existed.

•	Pending Legal Actions: Pending legal actions before the Commission as required to be reported by Section 1503(a)(3) of the Act. The Commission is an independent adjudicative agency that provides administrative trial and appellate review of legal disputes arising under the Mine Act. These cases may involve, among other questions, challenges by operators to citations, orders and penalties they have received from MSHA or complaints of discrimination by miners under Section 105 of the Mine Act. The following is a brief description of the types of legal actions that may be brought before the Commission.
•	Contests of Citations and Orders — A contest proceeding may be filed with the Commission by operators, miners or miners’ representatives to challenge the issuance of a citation or order issued by MSHA.

•	Contests of Proposed Penalties (Petitions for Assessment of Penalties) — A contest of a proposed penalty is an administrative proceeding before the Commission challenging a civil penalty that MSHA has proposed for the alleged violation contained in a citation or order. The validity of the citation may also be challenged in this proceeding as well.

•	Complaints for Compensation — A complaint for compensation may be filed with the Commission by miners entitled to compensation when a mine is closed by certain withdrawal orders issued by MSHA. The purpose of the proceeding is to determine the amount of compensation, if any, due miners idled by the orders.

•	Complaints of Discharge, Discrimination or Interference — A discrimination proceeding is a case that involves a miner’s allegation that he or she has suffered a wrong by the operator because he or she engaged in some type of activity protected under the Mine Act, such as making a safety complaint.

•	Temporary Reinstatement Proceedings — Temporary reinstatement proceedings involve cases in which a miner has filed a complaint with MSHA stating he or she has suffered discrimination and the miner has lost his or her position.

•	Emergency Response Plan (“ERP”) Dispute Proceedings — ERP dispute proceedings are cases brought before the Commission when an operator is issued a citation because it has not agreed to include a certain provision in its ERP.

			Section 104(d)			($ in millions)
	Section	Section	Citations	Section	Section	Proposed		Pending
	104	104(b)	and	110(b)(2)	107(a)	MSHA		Legal
Mine(1)(2)	Citations(3)	Orders(3)	Orders(3)	Violations	Orders(3)	Assessments(4)	Fatalities	Actions(5)
Chukar	25	—	—	—	—	$—	—	5
Deep Post	11	—	—	—	—	$—	—	8
Genesis	25	—	—	—	1	$0.01	—	9
Leeville	123	—	3	—	—	$0.06	—	20
Midas	117	—	9	—	—	$0.17	—	13
Mill 6	19	—	1	—	—	$0.01	—	4
Phoenix	13	—	—	—	—	$0.01	—	3
South Area	36	—	5	—	—	$0.30	—	8
Twin Creeks	18	—	1	—	1	$0.03	—	7
Lone Tree	18	—	—	—	—	$—	—	2
Sage Mill	7	—	—	—	—	$—	—	3

TOTAL	412	—	19	—	2	$0.59	—	82

(1)	The table above reflects citations and orders issued to us by MSHA during the year ended December 31, 2010 and the pending legal actions before the Commission as of December 31, 2010.

(2)	The definition of mine under section 3 of the Mine Act includes the mine, as well as other items used in, or to be used in, or resulting from, the work of extracting minerals, such as land, structures, facilities, equipment, machines, tools, and minerals preparation facilities. Unless otherwise indicated, any of these other items associated with a single mine have been aggregated in the totals for that mine. MSHA assigns an identification number to each mine and may or may not assign separate identification numbers to related facilities such as preparation facilities. We are providing the information in the table by mine rather than MSHA identification number because that is how we manage and operate our mining business and we believe this presentation will be more useful to investors than providing information based on MSHA identification numbers.

(3)	412 Section 104 Citations, 19 Section 104(d) Citation and/or Orders and 2 Section 107(a) Order were subject to contest as of December 31, 2010.

(4)	Represents the total dollar value of the proposed assessment from MSHA under the Mine Act pursuant to the citations and or orders preceding such dollar value in the corresponding row.

(5)	The foregoing list includes legal actions which were initiated prior to the current reporting period and which do not necessarily relate to citations, orders or proposed assessments issued by MSHA during the year ended December 31, 2010. Of the 82 pending legal actions, 80 represent contests of 388 citations or orders (for which the aggregate amount assessed to date is of approximately $1.2 million) and the remaining 2 represent complaints of discrimination.
          Pattern or Potential Pattern of Violations. During the year ended December 31, 2010, none of the mines operated by us received written notice from MSHA of (a) a pattern of violations of mandatory health or safety standards that are of such nature as could have significantly and substantially contributed to the cause and effect of mine health or safety hazards under section 104(e) of the Mine Act or (b) the potential to have such a pattern.